UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

9/F, Tower A, Dongjin International Center

Huagong Road

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Supplements to Report on the unaudited First Half 2023 Financial Results

Reference is made to the periodic report on Form 6-K (the “November 3 6-K”) on the unaudited financial results for the six months ended June 30, 2023 of Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) filed on November 3, 2023. The November 3 6-K is hereby replaced in its entirety with this periodic report on Form 6-K (the “Amendment 6-K”). Certain explanatory notes and supplementary disclosures were added in the Amendment 6-K for clarification purposes and no substantive change is made to the financial figures in relation to the Company’s results of operations and financial condition disclosed in the November 3 6-K.

Exhibit Index

Exhibit	Description
99.1	Press Release: Kaixin Auto Holdings supplements Unaudited First Half 2023 Financial Results
99.2	Kaixin Auto Holdings Unaudited Condensed Consolidated Financial Statements for the First Half of 2023
99.3	Reconciliation of Non-GAAP Results of Operations Measures to the Comparable GAAP Financial Measures

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Auto Holdings

Date: November 16, 2023	By:	/s/ Yi Yang
Name: Yi Yang
Title: Chief Financial Officer